UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33467

COLUMBUS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

153 East 53rd Street, 58th Floor
New York, NY 10022
(212) 418-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, consisting of one share of Common Stock, par value $0.0001 per share, and one Warrant

Common Stock, par value $0.0001 per share

Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Units: 1; Common Stock: 7; Warrants: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Columbus Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COLUMBUS ACQUISITION CORP.

Date: June 3, 2009	By:	/s/ Andrew Intrater
Andrew Intrater
Chairman and Chief Executive Officer